Mail Stop 4561

September 21, 2006

<u>VIA U.S. MAIL AND FAX (212-808-0113)</u>

Mr. Geoffrey Donaldson
Chief Executive Officer
Carsunlimited.com, Inc.
305 Madison Avenue
Suite 4510
New York, NY 10165

      Re: **Carsunlimited.com, Inc.**
               Item 4.01 Form 8-K
               Filed September 15, 2006
               File No. 333-43748

Dear Mr. Donaldson:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Form 8-K filed September 15, 2006</u>

1.   Please amend your Form 8-K to cover the interim period from the date of the last audited financial statements through September 13, 2006, the date your relationship with Sherb & Co. ended. See Item 304(a)(1)(iv) of Regulation S-B. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Carsunlimited.com, Inc.
September 21, 2006

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the above should be directed to me at (202) 551-3466.

Sincerely,

Matthew Maulbeck
Staff Accountant